August 27, 2009

Donald P. Hileman
Chief Financial Officer
First Defiance Financial Corp.
601 Clinton Street
Defiance, Ohio 43512

Re: First Defiance Bancorp
    Form 10-K for December 31, 2008
    File Number 0-26850

Dear Mr. Hileman:

We have reviewed the above referenced filing and related materials and have the following comments. Please note that we have no accounting comments on these materials. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed March 16, 2009

Business, page 3

1. Please revise in future filings to describe economic conditions in your market area including, unemployment, average income, bankruptcies and the like, particularly as it impacts your significant commercial lending operations.

Management's Discussion and Analysis…, page 33

2. We note the continuous decline in the ratio of the allowance for loan losses to total non-performing loans at end of year as disclosed on page 14 and in the Form 10-Q for June 30, 2009. Please revise in future filings to explain this trend.

Note 7. Loans Receivable, page 78

3. We note disclosure of your individually impaired loans and related disclosures required by paragraph 20 of SFAS 114. Please provide us with these disclosures as of March 31, 2009 and June 30, 2009 and revise your future filings beginning with your next Form 10-Q to provide these disclosures as they are meaningful to a reader of your financial statements. Although we note disclosures about your collateral dependent impaired loans in interim filings, it is not apparent whether these comprise all your impaired loans. As a related matter, please also provide a detailed understanding of the composition of and related provisioning and charge-offs relating to your impaired loans.

Signatures, page 108

4. Please note that the person serving in the capacity of controller or principal accounting officer must be identified. Revise future filings to identify who is signing your reports in the required capacities. See the signature instruction to Form 10-K.

Form 10-Q, filed August 10, 2009

Consolidated Condensed Statements of Cash Flows, page 6

5.   We note that you do not provide a detailed presentation of your operating cash flows. Please revise your future filings beginning with your next Form 10-Q to fully comply with the disclosure requirements of SFAS 95 or tell us how your current presentation is meaningful to readers of your financial statements.

Note 9. Investment Securities, page 24

6.   We note your disclosure on page 27 as it relates to your use of an independent third party to value and review for impairment your investments in trust preferred collateralized debt obligations. For your two most significant trust preferred collateralized debt obligations as of June 30, 2009, please provide us your calculation of the present value of cash flows expected to be collected. Please confirm that you use the same methodology for all of your trust preferred securities. Please identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance. For each of these trust preferred collateralized debt obligations, please address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

   •   Tell us the discount rate used and how you determined it; and
   •   Tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter, your estimate of future deferrals and defaults and compare your estimate to the actual amounts experienced to date, how you treat deferrals (e.g. – do you treat deferrals the same as defaults), and the recovery rate used and how you determined it.

7.   We also note your tabular presentation on page 28 detailing the eight securities for which you have recorded an other-than-temporary impairment. Considering the significant judgment required to determine if a security is other-than-temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings beginning with your next Form 10-Q to provide the following for each trust preferred collateralized debt obligation: single-issuer or pooled, class (senior or mezzanine), book value, fair value, unrealized gain/loss, realized losses, lowest credit rating assigned to the security, number of banks currently performing,

      actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Please provide us with this information as of June 30, 2009 in a tabular presentation. Additionally, please clearly disclose in future filings how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 39

8.   We note your disclosure that the period over period increase to the provision for loan loss was primarily due to the deterioration of a number of large credits in the commercial portfolio as well as increased reserves on loans with existing reserves based upon declining collateral values. Please revise your future filings to provide enhanced disclosures which would bridge the gap between the changes in your credit quality (e.g. provision for loan loss, net-charge offs, non-performing loans, and the related allowance for loan losses) for each period and how this is reflected in your financial statements. Include quantification of the number of loans and related balances, the type of loans (e.g. commercial real estate, commercial, etc.), and any other relevant information which clearly explain the reasons for the change in credit quality during the period and how these amounts were determined. Please separately discuss significant credits so that a reader of your financial statements can understand the reasons for the movements in your credit quality. Please provide us with your proposed disclosure as of June 30, 2009.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to John Spitz, Staff Accountant, at 202-551-3484, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: Donald P. Hileman